UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Claxson Interactive Group Inc.

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

G21912 10 3

(CUSIP Number)

Neil M. Goodman, Esq.
Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004
(202) 942-5000

(Name, Address and Telephone Number of Person
Authorized toReceive Notices and Communications)

December 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [  ]

CUSIP No. G21912 1 03	Schedule 13D

1.	Name of Reporting Person: Militello Limited I.R.S. Identification Nos. of Above Persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: British Virgin Islands

Number of	7.	Sole Voting Power:	0
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	0
Reporting
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions):CO

CUSIP No. G21912 1 03	Schedule 13D

              The Schedule 13D, dated September 21, 2001, of Roberto A. Vivo and Militello Limited (the “Reporting Persons”) is hereby amended as set forth herein. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 1 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Items 3 and 5 are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations

              Mr. Vivo and Militello acquired the Common Shares described in this Schedule 13D in connection with a transaction pursuant to which El Sitio merged with and into a subsidiary of Claxson on September 21, 2001 (the “Transaction”). The Transaction was consummated pursuant to a Combination Agreement, dated as of October 30, 2000, as amended by Amendment No. 1 to the Combination Agreement, dated as of June 26, 2001, among Claxson (formerly New Site, Inc.), Ibero-American Media Partners II, Ltd., Carlyle Investments LLC and Carlton Investments LLC (as assignees of Newhaven Overseas Corp.) (“Carlyle/Carlton”), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio. Mr. Vivo acquired ownership of 1,140,060 Common Shares subject of this Schedule 13D upon completion of the Transaction.

              Militello acquired beneficial ownership of 473,291 Common Shares in exchange for the 4,736,914 shares that it held in El Sitio at the time of the Transaction.

              The Common Shares subject of this Schedule 13D also include Common Shares owned by IMPSAT and Sarandí. IMPSAT acquired 614,123 Common Shares in exchange for the 6,141,230 El Sitio shares that it held at the time of the Transaction. Mr. Vivo may be deemed to be the beneficial owner of the 614,123 Common Shares owned by IMPSAT by virtue of the fact that he is a director of IMPSAT. Sarandí acquired beneficial ownership of 6,250 Common Shares in exchange for the 62,500 El Sitio common shares that it held at the time of the Transaction. Mr. Vivo also may be deemed to be the beneficial owner of the 6,250 Common Shares owned by Sarandí because he is a 25% owner of Sarandí. Mr. Vivo disclaims beneficial ownership of all Common Shares owned by IMPSAT and Sarandí.

              On December 30, 2002, Militello transferred to Mr. Vivo its entire interest in Claxson, which consisted of 473,691 Common Shares (the “Transferred Shares”). Mr. Vivo, being the sole shareholder of Militello, held beneficial ownership of the Transferred Shares prior to such transfer. No payment was made in consideration for the transfer, and, accordingly, no funds were borrowed or otherwise obtained by Mr. Vivo to acquire the Transferred Shares.

CUSIP No. G21912 1 03	Schedule 13D

Item 5. Interest in Securities of the Issuer

              The aggregate number and percentage of outstanding shares beneficially owned by each Reporting Person is set forth below.

              (a)-(b) Mr. Vivo may be deemed to have beneficial ownership with respect to 1,140,064 Common Shares, representing beneficial ownership of approximately 6.1% based on the number of outstanding Common Shares reported as of September 21, 2001. This beneficial ownership is comprised of vested and currently exercisable options granted to Mr. Vivo covering 46,000 Common Shares, as well as Common Shares owned by Mr. Vivo, IMPSAT and Sarandí. Mr. Vivo has sole voting and dispositive power with respect to 519,691 Common Shares, and he shares voting and dispositive power with respect to 620,373 Common Shares.* As a result of the transfer described below in subsection (c), Militello does not beneficially own any Common Shares.

              (c)  On December 30, 2002, Militello transferred to Mr. Vivo its entire interest in Claxson, which consisted of 473,691 Common Shares.

              (d)  As a result of the transfer described above, Roberto A. Vivo has the right to receive the dividends (if any) from and the proceeds of any sale of the Transferred Shares.

              (e)  Not applicable.

*	Mr. Vivo disclaims beneficial ownership of all shares owned by IMPSAT and Sarandí.

CUSIP No. G21912 1 03	Schedule 13D

JOINT FILING AGREEMENT

              By signing this Schedule 13D, each Reporting Person acknowledges and agrees that this Amendment No. 1 to Schedule 13D is filed on such Reporting Person’s behalf and agrees to such joint filing in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 7, 2003	/s/ Roberto A. Vivo Name: Roberto A. Vivo

MILITELLO LIMITED

Date: January 7, 2003	/s/ Roberto A. Vivo By: Roberto A. Vivo Title: Director and Sole Shareholder